Supplemental Material for Financial Results for FY2016 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2015												FY2016								FY2016
	1Q (2014/4-6)		2Q (2014/7-9)		3Q (2014/10-12)		9 months (2014/4-12)		4Q (2015/1-3)		12 months (’14/4-’15/3)		1Q (2015/4-6)		2Q (2015/7-9)		3Q (2015/10-12)		9 months (2015/4-12)		Forecast 12 months (’15/4-’16/3)*
Vehicle Production (thousands of units)	2,239		2,209		2,196		6,644		2,286		8,930		2,093		2,166		2,146		6,405		—
(Japan) – including Daihatsu & Hino	1,016		1,031		994		3,041		1,084		4,125		941		1,000		1,010		2,951		—
[Daihatsu & Hino]	[232	]	[216	]	[230	]	[678	]	[261	]	[939	]	[193	]	[187	]	[205	]	[585	]	—
(Overseas) – including Daihatsu & Hino	1,223		1,178		1,202		3,603		1,202		4,805		1,152		1,166		1,136		3,454		—
[Daihatsu & Hino]	[81	]	[83	]	[77	]	[241	]	[79	]	[320	]	[80	]	[68	]	[80	]	[228	]	—
North America	504		467		486		1,457		476		1,933		527		462		464		1,454		—
Europe	127		125		150		402		154		556		135		132		152		419		—
Asia	474		454		439		1,368		462		1,829		372		438		414		1,224		—
Central and South America	67		71		69		207		59		267		65		75		55		195		—
Oceania	20		27		25		71		17		88		24		28		23		74		—
Africa	31		34		33		98		34		132		29		31		28		88		—
Vehicle Sales (thousands of units)	2,241		2,235		2,263		6,740		2,233		8,972		2,114		2,164		2,215		6,493		8,750
(Japan) – including Daihatsu & Hino	506		524		498		1,529		626		2,154		470		514		493		1,477		2,120
[Daihatsu & Hino]	[155	]	[150	]	[165	]	[471	]	[220	]	[690	]	[129	]	[137	]	[141	]	[407	]	[620	]
(Overseas) – including Daihatsu & Hino	1,735		1,711		1,765		5,211		1,607		6,818		1,644		1,650		1,722		5,016		6,630
[Daihatsu & Hino]	[72	]	[82	]	[75	]	[228	]	[76	]	[304	]	[76	]	[66	]	[70	]	[212	]	[260	]
North America	710		685		712		2,108		607		2,715		729		684		728		2,141		2,870
Europe	207		207		220		634		225		859		206		201		210		618		840
Asia	385		369		374		1,128		361		1,489		328		325		362		1,016		1,320
Central and South America	106		110		106		321		101		422		98		112		90		299		390
Oceania	58		63		67		189		61		250		62		61		75		198		250
Africa	61		63		62		185		60		245		52		55		44		151		200
Middle East	206		213		222		640		190		830		167		210		211		587		760
Other	2		1		2		6		2		8		2		2		2		6		—
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,513		2,519		2,615		7,648		2,520		10,168		2,502		2,477		2,652		7,632		10,050
Housing Sales (units)	898		1,285		1,210		3,393		2,542		5,935		891		1,533		1,335		3,759		6,000

*	This forecast does not include the effects of suspension of the vehicle production in February.

Supplemental 1

Supplemental Material for Financial Results for FY2016 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2015						FY2016					FY2016
	1Q (2014/4-6)	2Q (2014/7-9)	3Q (2014/10-12)	9 months (2014/4-12)	4Q (2015/1-3)	12 months (’14/4-’15/3)	1Q (2015/4-6)	2Q (2015/7-9)	3Q (2015/10-12)	9 months (2015/4-12)		Forecast 12 months (’15/4-’16/3)*
Foreign Exchange Rates
Yen to US Dollar Rate	102	104	114	107	119	110	121	122	121	122		as premise: 120
Yen to Euro Rate	140	138	143	140	134	139	134	136	133	134		as premise: 132
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	47.5	45.9	46.7	46.6	44.6	46.0	47.9	45.4	49.5	47.5		approximately: 47.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	42.2	41.1	42.9	42.0	41.2	41.8	43.3	42.3	45.9	43.8		—
Number of Employees	342,872	343,511	343,716	343,716	344,109	344,109	349,131	349,508	349,766	349,766	(Note 1)	—
Net Revenues (billions of yen)	6,390.6	6,554.9	7,170.0	20,115.6	7,118.9	27,234.5	6,987.6	7,103.8	7,339.8	21,431.3		27,500.0
Geographic Information
Japan	3,296.5	3,554.2	3,655.8	10,506.6	3,897.1	14,403.8	3,501.9	3,720.2	3,851.6	11,073.7		—
North America	2,259.1	2,240.6	2,655.0	7,154.7	2,522.8	9,677.5	2,840.4	2,690.3	2,856.9	8,387.7		—
Europe	650.6	715.2	771.3	2,137.2	711.0	2,848.2	644.0	665.2	656.9	1,966.2		—
Asia	1,197.4	1,185.1	1,318.3	3,700.9	1,280.2	4,981.2	1,142.9	1,298.1	1,361.1	3,802.2		—
Other	591.9	614.0	684.2	1,890.2	558.9	2,449.2	596.2	588.5	558.8	1,743.6		—
Elimination	-1,605.0	-1,754.4	-1,914.8	-5,274.3	-1,851.4	-7,125.7	-1,738.0	-1,858.6	-1,945.6	-5,542.3		—
Business Segment
Automotive	5,914.6	6,032.5	6,609.6	18,556.9	6,505.1	25,062.1	6,411.3	6,471.5	6,715.0	19,597.9		—
Financial Services	377.4	399.9	437.7	1,215.1	446.0	1,661.1	470.3	479.6	483.9	1,433.9		—
All Other	258.3	296.9	301.0	856.3	399.4	1,255.7	256.9	294.5	283.0	834.6		—
Elimination	-159.7	-174.5	-178.4	-512.7	-231.7	-744.5	-150.9	-141.9	-142.1	-435.1		—
Operating Income (billions of yen)	692.7	659.2	762.8	2,114.8	635.7	2,750.5	756.0	827.4	722.2	2,305.6		2,800.0
(Operating Income Ratio) (%)	(10.8)	(10.1)	(10.6)	(10.5)	(8.9)	(10.1)	(10.8)	(11.6)	(9.8)	(10.8)		(10.2)
Geographic Information
Japan	365.9	352.8	424.8	1,143.5	427.8	1,571.4	475.8	482.3	392.7	1,350.9		—
North America	165.5	147.1	183.7	496.4	88.0	584.5	126.8	148.5	150.7	426.1		—
Europe	10.8	22.3	33.2	66.4	14.6	81.1	7.8	22.3	20.5	50.7		—
Asia	110.3	102.5	107.6	320.6	101.1	421.7	100.0	144.0	134.8	378.9		—
Other	34.0	43.9	29.3	107.2	4.2	111.5	38.0	28.8	25.0	91.9		—
Elimination	5.9	-9.4	-15.9	-19.5	-0.2	-19.8	7.3	1.2	-1.6	6.8		—
Business Segment
Automotive	586.7	553.5	651.3	1,791.5	533.7	2,325.3	677.5	713.7	607.6	1,999.0		—
Financial Services	98.2	86.3	100.5	285.0	76.7	361.8	70.1	95.6	99.2	265.0		—
All Other	10.7	17.6	14.8	43.2	22.4	65.6	12.2	14.9	17.8	45.1		—
Elimination	-3.0	1.7	-3.7	-5.0	2.8	-2.2	-4.0	2.9	-2.5	-3.5		—
Income before Income Taxes (billions of yen)	771.8	737.3	846.4	2,355.6	537.1	2,892.8	845.2	829.8	777.7	2,452.9		2,980.0
(Income before Income Taxes Ratio) (%)	(12.1)	(11.2)	(11.8)	(11.7)	(7.5)	(10.6)	(12.1)	(11.7)	(10.6)	(11.4)		(10.8)
Equity in Earnings of Affiliated Companies (billions of yen)	105.3	60.5	85.1	251.0	57.5	308.5	100.9	60.7	106.0	267.7		330.0
Net Income (billions of yen)	587.7	539.0	600.0	1,726.8	446.4	2,173.3	646.3	611.7	627.9	1,886.0		2,270.0	(Note 2)
(Net Income Ratio) (%)	(9.2)	(8.2)	(8.4)	(8.6)	(6.3)	(8.0)	(9.3)	(8.6)	(8.6)	(8.8)		(8.3)
Shareholder Return
Common Shares
Cash Dividends (billions of yen)	—	237.9	—	237.9	393.3	631.3	—	311.3	—	311.3	(Note 3)	—
Cash Dividends per Share (yen)	—	75	—	75	125	200	—	100	—	100		—
Payout Ratio (%)	—	21.1	—	—	37.6	29.0	—	25.0	—	—		—
Value of Shares Repurchased (billions of yen)	—	169.6	190.3	359.9	—	359.9	—	249.1	300.8	549.9		—
Number of Shares Canceled (thousands)	30,000	—	—	30,000	—	30,000	—	—	80,000	80,000		—
Model AA Class Shares
Cash Dividends (billions of yen)	—	—	—	—	—	—	—	1.2	—	1.2	(Note 3)	—
Cash Dividends per Share (yen)	—	—	—	—	—	—	—	26	—	26		—
Number of Outstanding Common Shares (thousands)	3,417,997	3,417,997	3,417,997	3,417,997	3,417,997	3,417,997	3,417,997	3,417,997	3,337,997	3,337,997		—
Number of Outstanding Model AA Class Shares (thousands)	—	—	—	—	—	—	—	47,100	47,100	47,100		—

*	This forecast does not include the effects of suspension of the vehicle production in February.

Supplemental 2

Supplemental Material for Financial Results for FY2016 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2015						FY2016					FY2016
	1Q (2014/4-6)	2Q (2014/7-9)	3Q (2014/10-12)	9 months (2014/4-12)	4Q (2015/1-3)	12 months (’14/4-’15/3)	1Q (2015/4-6)	2Q (2015/7-9)	3Q (2015/10-12)	9 months (2015/4-12)		Forecast 12 months (’15/4-’16/3)*
R&D Expenses (billions of yen)	245.1	244.3	253.0	742.4	262.0	1,004.5	265.7	264.1	270.3	800.1		1,060.0
Depreciation Expenses (billions of yen)	183.2	193.0	209.1	585.4	220.8	806.2	200.3	216.7	256.1	673.2		880.0	(Note 4)
Geographic Information
Japan	92.8	101.7	112.3	306.8	127.3	434.2	99.5	115.7	149.3	364.7		450.0
North America	41.1	39.4	42.1	122.8	44.5	167.3	49.2	49.5	48.9	147.7		200.0
Europe	15.2	15.4	14.0	44.7	10.2	54.9	12.5	12.2	14.7	39.5		50.0
Asia	26.7	27.3	31.9	86.1	30.5	116.6	30.1	32.7	34.6	97.4		140.0
Other	7.2	9.0	8.5	24.8	8.2	33.0	8.9	6.4	8.4	23.8		40.0
Capital Expenditures (billions of yen)	208.2	231.9	265.8	706.0	471.3	1,177.4	300.1	260.4	303.5	864.1		1,230.0	(Note 4)
Geographic Information
Japan	97.8	119.3	119.8	337.0	238.9	575.9	109.1	141.6	145.2	396.0		600.0
North America	43.6	41.4	48.7	133.8	96.0	229.8	57.4	48.6	57.6	163.7		260.0
Europe	11.5	11.2	23.9	46.7	20.8	67.6	10.5	16.4	14.6	41.6		60.0
Asia	40.5	42.6	41.7	125.0	67.8	192.8	90.6	29.2	66.7	186.5		210.0
Other	14.6	17.1	31.5	63.3	47.7	111.1	32.4	24.4	19.2	76.1		100.0
Total Liquid Assets (billions of yen)	7,571.1	7,865.9	8,154.9	8,154.9	8,508.2	8,508.2	8,794.4	9,160.1	9,001.3	9,001.3	(Note 5)	—
Total Assets (billions of yen)	41,455.7	43,784.0	46,722.2	46,722.2	47,729.8	47,729.8	48,821.4	48,574.5	48,922.9	48,922.9		—
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	14,714.0	15,469.5	16,316.0	16,316.0	16,788.1	16,788.1	17,205.0	17,039.6	17,287.4	17,287.4		—
Return on Equity (%)	16.1	14.3	15.1	15.0	10.8	13.9	15.2	14.2	14.6	14.7	(Note 2)	—
Return on Asset (%)	5.7	5.1	5.3	5.2	3.8	4.9	5.4	5.0	5.2	5.2	(Note 2)	—
Number of Consolidated Subsidiaries (including Variable Interest Entities)	—	—	—	—	—	541	—	—	—	—		—
No. of Affil. Accounted for Under the Equity Method	—	—	—	—	—	54	—	—	—	—		—

Analysis of Consolidated Net Income for FY2016(Note 2) (billions of yen, approximately)	3Q (2015/10-12)	9 months (2015/4-12)
Effects of Marketing Activities	-35.0	-95.0
Effects of Changes in Exchange Rates	5.0	310.0
Cost Reduction Efforts	95.0	235.0
From Engineering	90.0	210.0
From Manufacturing and Logistics	5.0	25.0
Increases in Expenses, etc.	-110.0	-280.0
Other	4.4	20.8
(Changes in Operating Income)	-40.6	190.8
Non-operating Income	-28.0	-93.5
Equity in Earnings of Affiliated Companies	20.9	16.6
Income Taxes, Net Income Attributable to Noncontrolling Interests	75.7	45.2
(Changes in Net Income) (Note 2)	27.9	159.2

*	This forecast does not include the effects of suspension of the vehicle production in February.

Supplemental 3